ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 23, 2015	Jessica L. Reece (617) 235-4636 jessica.reece@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuels, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—
Responses to Comments on Post-Effective Amendment No. 72

Dear Ms. Samuels:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust,” or, the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or the “SEC”) on the Trust’s Post-Effective Amendment No. 72 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on November 10, 2014 in connection with the registration of (i) Class A, Class C, Institutional Class and Class P Shares of AllianzGI Europe Equity Dividend Fund (the “Europe Equity Dividend Fund”), a new series of the Registrant, (ii) Class A, Institutional Class and Class P Shares of AllianzGI Global Megatrends Fund (the “Global Megatrends Fund”), a new series of the Registrant and (iii) Class A and Institutional Class shares of AllianzGI International Growth Fund (the “International Growth Fund” and, collectively with the Europe Equity Dividend Fund and Global Megatrends Fund, each a “Fund” and, together, the “Funds”), a new series of the Registrant.

We received oral comments from you with respect to the 485(a) Amendment via telephone on December 18, 2014. Because you requested detailed information in response to certain of your comments on the “Prior Related Performance Information” section of the prospectus, we submitted our response to those comments separately, on January 23, 2015, with extra lead time in advance of the
485(b) Amendment (as defined below). This letter addresses the rest of the comments that you provided on the December 18 call. A summary of your comments and the Trust’s response is set forth below. This response, along with our previously submitted response to your “Prior Related Performance Information” comments, will be reflected, to the extent applicable, in Post-Effective Amendment No. 75 (the “485(b) Amendment”) to the Trust’s Registration Statement, which the Trust expects to file on or around January 26, 2015, pursuant to Rule 485(b) under the Securities Act.

Prospectus

General

1.	Comment: Please consider adding disclosure in the “Portfolio Turnover” section within each Fund Summary, as applicable, indicating that because each Fund is newly formed, a portfolio turnover rate is not available.

Response: The requested change will be made. The 485(b) Amendment will add the following as the last sentence in the “Portfolio Turnover” section within each Fund Summary:

Because the Fund commenced operations on or following the date of this Prospectus, the Fund’s portfolio turnover rate is not available.

2.	Comment: The Staff notes that disclosure in the “Principal Investments and Strategies” section of each Fund Summary states that the applicable Fund may invest in certain types of derivatives. For example, the disclosure for the Europe Equity Dividend Fund states: “In addition to common stocks and other equity securities (such as preferred stocks, convertible securities and warrants), the Fund may invest in securities issued in initial public offerings (IPOs), and may utilize foreign currency exchange contracts, options, stock index futures contracts, warrants and other derivative instruments.” For each Fund with disclosure permitting the use of derivatives, please confirm that such disclosure is appropriately included as a principal investment strategy of the Fund. Please also confirm that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July 2010 Letter”), specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives and (3) the extent to which such derivatives will be utilized. Please also indicate whether derivatives are used for investment or hedging purposes. Please confirm supplementally that any derivatives used by a Fund are valued on a mark-to-market rather than notional basis, and disclose any alternative methodology used.

Response: The Trust will make revisions to the “Principal Investment Strategies” section of each Fund Summary, as described in greater detail in the response to Comment 5 below. These revisions will include certain changes to derivatives-related disclosures. For Europe Equity Dividend Fund, the Trust will delete a sentence that it has determined does not apply to the Fund, and will add the following sentence, which it believes is helpful to investors and provides further clarity about the purpose of derivatives-related investments: “Although the Fund does not intend to invest significantly in derivative instruments, it may do so at any time.” The Trust will make a similar change to the Fund Summary for the Global Megatrends Fund. The Trust will also enhance the disclosures related to the Underlying Funds (as defined in the prospectus) that will be included in the Global Megatrends Fund’s portfolio, as described in greater detail in the response to

Comment 14 below. The additional disclosures related to the Underlying Funds will include certain added details about the use of derivatives. The Trust will also make conforming changes to the “Principal Investments and Strategies of Each Fund” section of the prospectus.

Additionally, the Trust confirms that is has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in the July 2010 Letter, specifically with respect to disclosing (1) the types of derivatives in which the Fund may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized. The Trust believes that the “Characteristics and Risks of Securities and Investment Techniques–Derivatives” section of the prospectus, as included in the 485(a) filing, as supplemented by the Statement of Additional Information, together with the sections of the prospectus referenced in the previous paragraph, includes adequate disclosure relating to the Funds’ use of derivatives. Current disclosure in the section of the prospectus titled “Characteristics and Risks of Securities and Investment Techniques–Derivatives” states:

Derivatives may be used for a variety of reasons, including for risk management, for leverage and to indirectly gain exposure to other types of investments. For example, a Fund may use derivative instruments (such as securities swaps) to indirectly participate in the securities market of a country from which a Fund would otherwise be precluded for lack of an established securities custody and safekeeping system or for other reasons.

[ . . . ]

A Fund’s use of derivative instruments involves risks different from, or greater than, the risks associated with investing directly in securities and other more traditional investments, and the use of certain derivatives may subject a Fund to the potential for unlimited loss. A description of various risks associated with particular derivative instruments is included in “Investment Objectives and Policies” in the Statement of Additional Information. The following provides a more general discussion of important risk factors relating to all derivative instruments that may be used by the Funds.

In light of the disclosure included in the 485(a) Amendment relating to the reasons why the Funds may use derivatives and the associated risks, the Trust submits that its derivatives-related disclosure does not need to be supplemented or revised in the 485(b) Amendment, except as described above for the Fund Summaries and the “Principal Investment Strategies” section of the prospectus.

The Trust respectfully takes the position that a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. The Trust respectfully disagrees with the Staff’s position that a derivative contract’s market value is always the sole appropriate measure of value. The Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides. For example, in the event a Fund is the seller of a credit default swap, the Fund may use the notional value of the credit default swap for certain purposes, because the potential performance impact of such a holding would be viewed as tied to its notional value, rather than its market value.

3.	Comment: Please address in further detail the use of swaps, if any, by each Fund in an appropriate place in the prospectus or Statement of Additional Information, as applicable. In particular, please indicate whether total return swaps will be used, disclose the amount of assets, if any, to be set aside in a segregated account and generally conform disclosures to any concrete and definitive guidance provided by the Commission in its August 2011 Concept Release on the use of derivatives by investment companies. If a Fund will write credit default swaps, please add disclosure stating that when a Fund is a seller of credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust respectfully declines to revise the prospectus or Statement of Additional Information (“SAI”) in response to this comment. The “Investment Objectives and Policies-Derivative Instruments” section of the SAI included in the 485(a) Amendment discloses the potential use of total return swaps and credit default swaps, among other types of instruments, by the Funds. The Trust will evaluate each Fund’s derivative positions for purposes of asset segregation based on the nature of the Fund’s obligation under each distinct type of derivative instrument (which may be based, in whole or in part, on market value or notional value), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust believes that the disclosure relating to credit default swaps in the SAI included in the 485(a) Amendment is narrowly tailored and sufficient to meet these requirements, and declines to revise this disclosure in the 485(b) Amendment. The Trust notes that the Staff has stated on several occasions that it intends to develop further guidance in this area in the future.

4.	Comment: Please review the “Principal Risks” section of each Fund Summary and the “Summary of Principal Risks” section of the prospectus to confirm that the risks disclosed relate to the principal investment strategies of each respective Fund, and make revisions as appropriate. Please also revise the “Summary of Principal Risks” section to clarify which risks apply for which Fund. The Staff notes that the “Commodity Risk” description includes a reference to commodity-linked derivatives that does not appear to correspond to a principal investment strategy of any of the Funds. Please make appropriate revisions.

Response: The 485(b) Amendment will include certain revisions in response to this comment. For the Europe Equity Dividend Fund, “Index Risk” and “Underlying Fund and Other Acquired Fund Risks” will be removed from the Fund Summary. Conforming changes will be made to the “Principal Risks” sub-section for the Fund within the

“Principal Investments and Strategies of Each Fund” section. The risk disclosures for the Global Megatrends Fund will be revised in conjunction with additional changes to the disclosures for that Fund described more fully in the response to Comment 15 below. The 485(b) Amendment will also remove “Commodity Risk” and “Index Risk” from the “Summary of Principal Risks” section, and will remove “Commodity Risk” from the applicable disclosures for the Global Megatrends Fund.

The Trust respectfully declines to make additional revisions to the “Summary of Principal Risks” section in order to clarify the relationship between each risk described and each Fund. The Trust notes that the style and format of the “Summary of Principal Risks” section included in the 485(a) Amendment is identical to those currently used for other series of the Trust and affiliated investment companies and reflect previous comments by the Staff that were incorporated in prior filings. The Trust believes the disclosure as set forth in the “Summary of Principal Risks” section in the 485(a) Amendment will provide investors with relevant information presented in a manner that complies with Form N-1A’s requirements.

5.	Comment: Please confirm that disclosure in the “Principal Investment Strategies” section of each Fund’s Fund Summary is tailored pursuant to Item 4(a) of Form N-1A so that it summarizes the information provided in response to Item 9(b) in the corresponding section titled “Principal Investments and Strategies.”

Response: Revisions will be made to each Fund’s Fund Summary to summarize the information provided in response to Item 9(b). The revised disclosure is presented in Appendix A hereto, marked to show changes from the 485(a) Amendment.

6.	Comment: The Staff notes that the last sentence of the first paragraph in the “Summary Description of Underlying Funds” sub-section within the “Underlying Funds” section qualifies the summaries of the Underlying Funds by reference to the prospectuses and Statements of Additional Information for each Underlying Fund. Although the Fund may refer shareholders to the prospectuses and Statements of Additional Information of the Underlying Funds for more information, please revise this sentence to remove the noted qualification.

Response: The requested change will be made. In the 485(b) Amendment, the noted sentence will be revised as follows (new language denoted by underline and deletions by ~~strikethrough~~):

A more complete description of these underlying funds may be found in the ~~These summaries are qualified in their entirety by reference to the~~ prospectuses and Statements of Additional Information of ~~the~~ each applicable fund~~s, which~~ are available free of charge by calling the numbers below:

7.	Comment: Please consider removing the discussion in the “Manager/Sub-Adviser Relationship” sub-section within the “Management of the Funds” section to the extent it is not applicable to the Funds.

Response: The Trust respectfully declines to make the suggested change. The Exemptive Order (as defined in the prospectus) does not currently apply to the Trust, but does apply to an affiliated investment company. The Trust notes that further exemptive or no-action relief, if obtained, could permit the Trust to rely on the Exemptive Order or elements of the Exemptive Order. In light of the potential future applicability of the Exemptive Order, the related disclosures in the 485(a) Amendment are appropriate and will be included in the 485(b) Amendment.

8.	Comment: As appropriate, please revise the “Abusive Trading Practices” section of the prospectus to clarify that the Funds’ policies comply with Rule 22c-2 under the Investment Company Act of 1940, as amended, or otherwise supplementally confirm that the appropriate disclosures have been included in the prospectus.

Response: In order to better reflect the eventuality that Fund shares may be traded through omnibus accounts or other arrangements with financial intermediaries, the Trust will include additional clarifying disclosure in the 485(b) Amendment in response to the Staff’s request. The Trust will add the following as the second paragraph of the “Abusive Trading Practices” section:

In compliance with Rule 22c-2 under the 1940 Act, the Distributor has entered and will enter into agreements with financial intermediaries that trade with the Trust on an omnibus basis pursuant to which such financial intermediaries must, upon request, provide the Funds with certain shareholder identity and trading information so that the Funds can detect, prevent and report market timing or excessive short term trading. If a Fund detects market timing activities either at the omnibus or individual account level, the Fund may require the financial intermediaries to take actions to curtail the activity, which may include restricting a shareholder’s trading activity in the Fund.

9.	Comment: Please revise the section titled “Characteristics and Risks of Securities and Investment Techniques” to make clear which risks apply to which Funds and to omit risks already disclosed in response to Item 9 of Form N-1A.

Response: The Trust respectfully declines to make the requested changes to the “Characteristics of Risks of Securities and Investment Techniques” section, other than to make the changes discussed below in the response to Comment 10. This section provides additional detail on risks disclosed in the Fund Summaries and in the “Summary of Principal Risks” section, as well as information on risks related to investment activities of the Funds that are not directly related to principal investment strategies. The Trust also notes that the introductory text in the “Summary of Principal Risks” section directs the reader to the “Characteristics and Risks of Securities and Investment Techniques” for

additional information. The Trust notes, furthermore, that the substance and presentation of the information in the “Characteristics and Risks of Securities and Investment Techniques” section are consistent with other currently effective filings of the Trust and affiliated investment companies, which reflect the incorporation of previous comments by the Staff.

10.	Comment: Please confirm that the disclosure related to “Short Sales” within the “Characteristics and Risks of Securities and Investment Techniques” section relates to the investment activities of any Fund. If short sales will be a principal investment strategy of any Fund, the fees associated with short selling (or an estimate thereof) should be included in the appropriate tables in the applicable Fund Summaries.

Response: Short sales will not be a principal investment strategy of the Europe Equity Dividend Fund or the International Growth Fund. However, the Trust notes that short selling risk is disclosed as a principal risk in the current prospectus of the AllianzGI Technology Fund, which is an Underlying Fund of the Global Megatrends Fund. Therefore, the 485(b) Amendment will include disclosure related to short sales in the “Summary of Principal Risks” section, consistent with Comment 14 below. The Trust confirms that the fee tables in the Fund Summary for Global Megatrends Fund will appropriately reflect any anticipated short selling activity in the Underlying Funds.

11.	Comment: In the “Illiquid Securities” sub-section within the “Characteristics and Risks of Securities and Investment Techniques” section, please state that if any Fund’s holdings of illiquid securities exceed 15% of its net assets, the Fund will reduce its holdings to or below the 15% threshold.

Response: The Trust respectfully submits that the disclosures related to illiquid securities in the prospectus and SAI are adequate under the requirements of Form N-1A and consistent with Commission guidance on ownership of illiquid securities. However, in response to the Staff’s comment, the Trust will add the below clarifying language as the last sentence in the “Illiquid Securities” sub-section within the “Characteristics and Risks of Securities and Investment Techniques” section of the prospectus:

If any Fund determines at any time that it owns illiquid securities in excess of 15% of its net assets, it will cease to undertake new commitments to acquire illiquid securities until its holdings are no longer in excess of 15% of its net asset value, and, depending on circumstances, may take additional steps to reduce its holdings of illiquid securities.

The Trust notes that more detailed information on illiquid securities ownership is included in the SAI under in the “Illiquid Securities” sub-section within the “Investment Objectives and Policies” section.

Europe Equity Dividend Fund

12.	Comment: Please confirm that the “Annual Fund Operating Expenses” table in the Fund Summary complies with the requirements of Instruction 3(f)(i) to Item 3 of Form N-1A regarding “Acquired Fund Fees and Expenses”. The Staff notes that the Fund Summary suggests that investments in acquired funds may be a principal investment strategy of this Fund and, if this is the case, that Item 3 for Form N-1A would require disclosure of the associated fees and expenses.

Response: The Trust confirms that the “Annual Fund Operating Expenses” table in the Fund Summary complies with the requirements of Instruction 3(f)(i) to Item 3 of Form N-1A regarding “Acquired Fund Fees and Expenses”, and that no changes are necessary to the template included in the 485(a) Amendment. Investments in acquired funds are not a principal strategy of the Europe Equity Dividend Fund. Accordingly, the 485(b) Amendment will include the following revision to the second sentence of the second paragraph in the “Principal Investment Strategies” sub-section of the Fund Summary for the Europe Equity Dividend Fund (new language denoted by underline and deletions by ~~strikethrough~~):

The Fund may participate in initial public offerings (“IPOs”) ~~and may invest in certain acquired funds, which may include certain affiliated mutual funds and exchange-traded funds (“ETFs”) sponsored by Allianz and ETFs, mutual funds and pooled vehicles other than the Underlying Funds~~.

The Trust notes that the Europe Equity Dividend may nevertheless purchase interests in other investment companies, as disclosed in the “Investments in Other Investment Companies” sub-section within the “Characteristics and Risks of Securities and Investments Techniques” section of the prospectus.

Global Megatrends Fund

13.	Comment: The second sentence of the fourth paragraph of the “Principal Investment Strategies” section of the Fund Summary for the Global Megatrends Fund states: “However, if the percentage of non-U.S. issuers included in the MSCI All Country World Index (Net) falls below 45%, the Fund’s minimum exposure to non-U.S. securities will be reduced to be five percentage points below that index’s percentage allocation to non-U.S. issuers.” Please clarify what this statement means and when such circumstances might arise.

Response: “The 485(b) Amendment will revise the noted paragraph to remove the referenced sentence.”

14.	Comment: The Staff notes that the Fund Summary for the Global Megatrends Fund, as well as the applicable sub-section of the “Principal Investments and Strategies of Each Fund” section, should include the principal strategies and principal risks for each of the Underlying Funds to be included in the Fund’s initial portfolio. Please revise accordingly. Please also confirm that the Fund Summary and the applicable sub-section of the “Principal Investments and Strategies of Each Fund” section include disclosure related only to principal strategies of the Fund.

Response: The Trust will add further detail relating to the Underlying Funds to the “Principal Investments and Strategies of Each Fund” section and will make conforming changes to the Fund Summary. The revisions to the “Principal Investments and Strategies of Each Fund” section are presented in Appendix B hereto, marked to show changes from the 485(a) Amendment. The conforming changes in the Fund Summary are highlighted in Appendix A.

The Trust notes that the “Principal Risks” of the Fund listed in both the Fund Summary and the relevant “Principal Investments and Strategies of Each Fund” sub-section will be revised to (i) omit “Commodity Risk” and “Convertible Securities Risk,” which, upon review, are not associated with any of the Underlying Funds, and (ii) include “Short Selling Risk” and “Water-Related Risk,” which are associated with principal strategies of the AllianzGI Technology Fund and AllianzGI Global Water Fund, respectively. “Convertible Securities Risk” will also be eliminated form the “Summary of Principal Risks” section, since it is not associated with a principal strategy of any of the Funds in the prospectus. “Short Selling Risk” and “Water-Related Risk” will be added to that section.

The Trust confirms that the Fund Summary and the applicable sub-section of the “Principal Investments and Strategies of Each Fund” section for the Global Megatrends Fund, as revised as discussed above, will include disclosure related only to principal strategies of the Fund, in compliance with the requirements of Form N-1A.

Europe Equity Dividend Fund and International Growth Fund

15.	Comment: Please confirm whether the Europe Equity Dividend Fund or the International Growth Fund has a policy to concentrate their respective investments in a particular industry or issuer and, if they do, please disclose this in the “Principal Investment Strategies” section.

Response: The Trust confirms that neither the Europe Equity Dividend Fund nor the International Growth Fund has a policy to concentrate its investments in a particular industry or issuer. The Trust notes that the fundamental policies of each Fund are included in the “Fundamental Investment Restrictions” sub-section within the “Investment Restrictions” section of the SAI.

* * * * *

Tandy Representation

On behalf of the Registrant, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrant will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

* * * * *

Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Jessica L. Reece

Jessica L. Reece

cc:	Julian Sluyters

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Appendix A

AllianzGI Europe Equity Dividend Fund

The Fund seeks to achieve its investment objective by creating a diversified portfolio of ~~high-yielding~~ equity securities issued by European companies that are expected to pay above-average dividends and that the portfolio managers consider to have high-quality business fundamentals. The Fund will normally invest at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities and equity-related instruments. The Fund will also normally invest at least 80% of its net assets (plus borrowings made for investment purposes) in securities of European issuers or in cash equivalents or fixed income securities denominated in euros or other European currencies. The Fund ~~currently considers European countries to include the European Union member states, Norway, Iceland, Russia, Switzerland and Turkey. Equity-related instruments are securities and other instruments, including derivatives such as equity-linked securities, whose investment results are intended to correspond generally to the performance of one or more specified equity securities or of a specified equity index or analogous “basket” of equity securities. The Fund~~’s portfolio will normally consist of 30-60 securities.

The Fund may invest in emerging markets and in non-European markets. The Fund may hold deposit and money market instruments in an aggregate amount of up to 20% of Fund assets. The Fund may participate in initial public offerings (“IPOs”) ~~and may invest in certain acquired funds, which may include certain affiliated mutual funds and exchange-traded funds (“ETFs”) sponsored by Allianz and ETFs, mutual funds and pooled vehicles other than the Underlying Funds~~. The Fund may invest in issuers of any size market capitalization, including smaller capitalization companies, and is not subject to any asset allocation ~~restrictions~~guidelines based on country or sector.

The investment selection process focuses on European companies ~~with dividend yields~~that the portfolio managers expect to pay dividends above the market average, and that the portfolio managers believe ~~are committed to paying dividends and~~ have business models and cash flow generation to support sustained dividend payments. The portfolio managers will ~~receive~~typically incorporate both macroeconomic and ~~stock-specific input from in-house global research analysts~~issuer-specific analysis into their investment process. The portfolio managers will analyze target companies’ dividend payout policies, their dividend payment histories, their current balance sheet positions and their potential for generating sufficient cash flow to sustain dividend payments in the future. For each potential investment target, the portfolio managers will typically perform detailed bottom-up cash flow analysis, including consideration of competitive position, bargaining power with customers, sales and distribution prospects, operating expenses, working capital and capital expenditure needs and interest and tax expenses. Under normal circumstances, every stock in the portfolio is expected to be a ~~dividend-paying stock. The portfolio managers will consider opportunistically unwinding positions in stocks that cease to satisfy the managers’ yield and other criteria.~~dividend paying stock.

~~The portfolio managers will receive company-specific and macroeconomic insights from the global network of analysts of the broader Allianz Global Investors organization and will meet with key executives of selected issuers. In addition to traditional research activities, the portfolio managers will use GrassrootsSM Research, which prepares research reports based on field~~

Appendix A

~~interviews with customers, distributors and competitors of the companies in which the Fund invests or contemplates investing, and provides a “second look” at potential investments and checks marketplace assumptions about market demand for particular products and services.~~

In addition to equity securities (such as preferred stocks, convertible securities and warrants), the Fund may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments. The Fund ~~may utilize derivatives for hedging or arbitrage purposes. The Fund~~ also may employ a strategy of writing (selling) call options, typically on common stocks held in its portfolio; such strategy is intended to enhance Fund distributions and reduce overall portfolio risk, though there is no assurance that it will succeed. The Fund may achieve its exposure to European securities either directly, or through equity-linked securities or derivatives, or through depository receipts such as American Depositary Receipts (ADRs). Although the Fund does not intend to invest significantly in derivative instruments, it may do so at any time.

Appendix A

AllianzGI Global Megatrends Fund

The Fund seeks to achieve its investment objective by investing under normal circumstances in certain affiliated mutual funds sponsored and managed by Allianz Global Investors Fund Management LLC and/or its affiliates (the “Underlying Funds”). ~~The Fund may invest without limit in Underlying Funds and may invest significantly in one or a small number of the Underlying Funds.~~ Through its allocations across Underlying Funds, the Fund seeks to capitalize on the secular (or long-term) growth trends across a range of sectors and asset classes that the portfolio manager believes to be strong and sustainable in the global economy.

While the portfolio manager retains flexibility to invest in a wide range of Underlying Funds and direct positions in securities, ~~at inception~~ the Fund currently intends to ~~invest~~target an allocation of approximately 20% of its assets ~~in~~to each of the following five Underlying Funds:

•	AllianzGI Emerging Markets Consumer Fund~~,~~ (the “Consumer Fund”)

The Consumer Fund invests principally in securities and instruments that are tied economically to emerging markets countries and in securities of companies in the consumer and consumer-related sectors, which include a range of industries within the consumer staples, consumer discretionary, healthcare, information technology, industrials, financials and telecommunications sectors.

•	AllianzGI Global Natural Resources Fund~~,~~ (the “Natural Resources Fund”)

The Natural Resources Fund invests principally in equity securities of companies that are associated with natural resources, including those companies that are principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related Industrials sectors.

•	AllianzGI Global Water Fund~~,~~ (the ~~AllianzGI Technology~~“Global Water Fund ~~and the~~”)

The Global Water Fund invests principally in common stocks and other equity securities of companies that are represented in one or more of the S&P Global Water Index, the Palisades Water or Global Water Indices or the S-Network Global Water Index (Composite), or that are substantially engaged in water-related activities, which generally are activities that relate to the quality or availability of, or demand for, potable and non-potable water.

•	AllianzGI Health Sciences Fund~~.~~ (the “Health Sciences Fund”)

The Health Sciences Fund invests principally in health sciences-related companies, which include companies that design, manufacture or sell products or services used for or in connection with healthcare, medicine or life sciences or that otherwise promote healthy living.

Appendix A

•	AllianzGI Technology Fund (the “Technology Fund”)

The Technology Fund invests principally in common stocks and other equity securities of technology companies and in derivatives and other synthetic instruments that have economic characteristics similar to common stocks and other equity securities of technology companies. The Technology Fund’s use of derivative instruments will often give rise to forms of leverage and could have the effect of either magnifying or limiting the Technology Fund’s gains and losses depending upon the particular derivative strategies used.

Each of these Underlying Funds invests primarily in U.S. and foreign equity securities that the Fund’s portfolio manager believes will permit the Fund to benefit from long-term secular trends as they unfold over a multi-year period. The portfolio manager will rebalance the Fund’s investments in these five Underlying Funds periodically and may select additional or different Underlying Funds or other securities for investment (without approval by or notice to shareholders).

~~For example, the portfolio manager may make material reallocations of assets, or acquire assets other than the initial Underlying Funds, if he determines that a material change is expected to occur in one or more of the secular growth trends underpinning the initial portfolio composition. Moreover, the portfolio manager may invest in one or more additional Underlying Funds that he determines is likely to benefit from a major, long-term secular trend in the coming years. The portfolio manager may also implement a material change to portfolio composition in response to certain changes at one or more of the Underlying Funds, such as the departure of key personnel. The portfolio manager will meet periodically with the portfolio management teams of each Underlying Fund to discuss asset allocation and management of the Fund.~~

In response to price changes and/or performance divergence among the Underlying Funds, the portfolio manager may, from time to time, reallocate the Fund’s investments or use Fund inflows or outflows to bring the Fund’s asset allocation in-line with the targeted allocation.

~~Under normal circumstances, at least 40% of the Fund’s assets will be invested in non-U.S. securities through the Fund’s investment in the Underlying Funds or its ownership of other securities. However, if the percentage of non-U.S. issuers included in the MSCI All Country World Index (Net) falls below 45%, the Fund’s minimum exposure to non-U.S. securities will be reduced to be five percentage points below that index’s percentage allocation to non-U.S. issuers.~~ The Fund normally seeks to maintain significant economic exposure to a number of countries outside the U.S., and will invest directly or indirectly through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States). Although not expected to be a significant part of the Fund’s strategy, Fund may invest a portion of its assets directly or indirectly in securities and instruments other than Underlying Funds, including ETFs, mutual funds and pooled vehicles other than the Underlying Funds, subject to any limitations imposed by the Investment Company Act of 1940 and the rules thereunder (the “1940 Act”) or by other applicable law. Such investments may be used as a complement or adjustment to the Fund’s exposure to Underlying Funds, and therefore may from time to time be focused in a limited number of asset classes or investment types

Appendix A

~~The~~Although the Fund does not intend to invest significantly in derivative instruments~~; however, the~~, it may do so at any time. Moreover, Underlying Funds may hold derivatives. Please see the “Underlying Funds” section of the Prospectus for further information on the Underlying Funds ~~in~~ which the Fund ~~will invest at inception~~currently intends to include in its portfolio.

Appendix A

AllianzGI International Growth Fund

The Fund seeks to achieve its investment objective by creating a diversified portfolio of non-U.S. stocks exhibiting long-term growth and quality characteristics. The portfolio managers will attempt to include in the Fund’s portfolio securities that exhibit the greatest combination of earnings and cash flow growth potential, quality (as reflected in consistent business fundamentals) and attractive valuation. The Fund will normally invest primarily in non-U.S. securities~~. The Fund may invest substantially in both developed and~~, including emerging ~~markets~~market securities, and is not limited in the percentage of its assets that it may invest in any one country, region or geographic area. The Fund may invest in issuers of any size market capitalization, including smaller capitalization companies. The Fund may invest in initial public offerings (IPOs).

The portfolio managers will follow a disciplined, bottom-up approach to stock selection that is based on fundamental, company-specific analysis. The Fund will target investments in companies primarily based on analysis of three criteria: structural growth, quality and valuation.

~~• Structural Growth.~~ In identifying issuers likely to benefit from structural growth, the portfolio managers will seek out issuers with superior business models, best-in-class technology and exposure to secular market growth drivers~~.~~

in order to compound issuers’ earnings and cash flows over the long term.

~~• Quality.~~ In evaluating the quality of potential investment targets, the portfolio managers will consider issuers’ ~~long-term competitive position,~~ balance sheet strength, long-term competitive position and the presence of barriers to entry~~.~~ to defend pricing power over the long term. ~~• Valuation.~~ The portfolio managers will ~~make~~apply the valuation criterion by making investments in companies whose potential value they believe is not yet reflected in market valuations, and whose ability to satisfy the Funds’ key investment criteria is likely to be sustainable in the long-term.

The investment decisions of the portfolio managers will not be guided by sector or geography, weightings of the Fund’s performance benchmark or any other index.

~~The portfolio managers will receive insights from the global network of analysts of the broader Allianz Global Investors organization and will meet in person with key executives of selected issuers. In addition to traditional research activities, the portfolio managers will use GrassrootsSM Research, which prepares research reports based on field interviews with customers, distributors and competitors of the companies in which the Fund invests or contemplates investing, and provides a “second look” at potential investments and checks marketplace assumptions about market demand for particular products and services.~~

In addition to equity securities ~~(such as preferred stocks, convertible securities and warrants)~~, the Fund may utilize foreign currency exchange contracts, options, stock index futures contracts and other derivative instruments, as well as access products such as participatory notes. Although the Fund does not expect to invest significantly in derivative instruments, it may do so at any time. The Fund may achieve its exposure to non-U.S. securities either directly or through depository receipts such as American Depositary Receipts (ADRs).

Appendix B

AllianzGI Global Megatrends Fund

Principal Investments and Strategies	Investment Objective Long-term capital appreciation	Fund Focus Sector funds	Approximate Primary Capitalization Range The Underlying Funds may invest in securities of issuers of all capitalizations

	Fund Category Fund of funds		Dividend Frequency Annually

The Fund seeks to achieve its investment objective by investing under normal circumstances in certain affiliated mutual funds sponsored and managed by Allianz Global Investors Fund Management LLC and/or its affiliates (the “Underlying Funds”). The Fund may invest without limit in Underlying Funds and may invest significantly in one or a small number of the Underlying Funds. Through its allocations across Underlying Funds, the Fund seeks to capitalize on the secular (or long-term) growth trends across a range of sectors and asset classes that the portfolio manager believes to be strong and sustainable in the global economy.

While the portfolio manager retains flexibility to invest in a wide range of Underlying Funds and direct positions in securities, ~~at inception~~ the Fund currently intends to ~~invest~~target an allocation of approximately 20% of its assets ~~in~~to each of the following five Underlying Funds: AllianzGI Emerging Markets Consumer Fund (the “Consumer Fund”), the AllianzGI Global Natural Resources Fund (the “Natural Resources Fund”), the AllianzGI Global Water Fund (the “Global Water Fund”), the AllianzGI Technology Fund (the “Technology Fund”) and the AllianzGI Health Sciences Fund~~.~~ (the “Health Sciences Fund”). A description of each Underlying Fund to be included in the initial portfolio and its principal investment strategies is provided below:

•	AllianzGI Emerging Markets Consumer Fund (a series of the Trust)

Investment Objective: Long-term capital appreciation

Fund Focus: Emerging markets securities

Approximate Primary Capitalization Range: All capitalizations

The Consumer Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in securities and instruments that are tied economically to emerging markets countries and by investing at least 80% of its net assets (plus borrowings made for investment purposes) in securities of companies in the consumer and consumer-related sectors. The Consumer Fund may generally invest in all industries within the consumer staples, consumer discretionary and health care sectors, and select consumer-oriented industries within information technology, industrials,

Appendix B

financials and telecommunications sectors. The Consumer Fund’s portfolio managers seek to invest in consumer-oriented securities in emerging and developed markets which they believe capitalize on secular growth of the emerging market consumer. The Consumer Fund’s investment universe consists primarily of approximately 1,300 emerging market consumer-related equities within the capitalization range of the MSCI Emerging Markets Index (between $340 million and $124 billion as of September 30, 2014) and approximately 100 developed market equities that have exposure to emerging markets.

•	AllianzGI Global Natural Resources Fund (a series of Allianz Funds)

Investment Objective: Long-term capital appreciation

Fund Focus: Equity securities of U.S. and non-U.S. natural resources companies

Approximate Primary Capitalization Range: All capitalizations

The Natural Resources Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of companies that are associated with natural resources, including those companies that are principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related Industrials sectors. The Natural Resources Fund expects to invest most of its assets in U.S. and non-U.S. common stocks. Under normal circumstances, the Fund will invest a minimum of 1/3 of its assets in non-U.S. securities and will allocate its investments among securities of issuers located in at least eight different countries (which may include the United States). The Natural Resources Fund may also invest up to 10% of its net assets in securities issued by other investment companies, including ETFs. The Natural Resources Fund may also invest in securities issued in initial public offerings (IPOs).

•	AllianzGI Global Water Fund (as series of the Trust)

Investment Objective: Seeks long-term capital appreciation

Fund Focus: Equity securities of water-related companies worldwide

Approximate Primary Capitalization Range: All capitalizations

The Global Water Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of companies that are represented in one or more of the S&P Global Water Index, the Palisades Water or Global Water Indices or the S-Network Global Water Index (Composite), or that are substantially engaged in water-related activities. The Global Water Fund considers “water-related activities” as those that relate to the quality or availability of, or demand for, potable and non-potable water. The Global Water Fund invests, under normal circumstances, at least 40% of its total assets in non-U.S. securities, and allocates its investments among securities of issuers located in at least eight different countries (which may include the United

Appendix B

States). The Global Water Fund may invest in emerging market securities. The Global Water Fund is “non-diversified,” which means that it may invest a significant portion of its assets in a relatively small number of issuers, which may increase risk. The Global Water Fund may also purchase securities in initial public offerings (IPOs).

•	AllianzGI Health Sciences Fund (a series of Allianz Funds)

Investment Objective: Seeks long-term capital appreciation

Fund Focus: Equity securities of health sciences-related companies

Approximate Primary Capitalization Range: All capitalizations

The Health Sciences Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in health sciences-related companies. The Health Sciences Fund considers health sciences-related companies to include companies that design, manufacture or sell products or services used for or in connection with healthcare, medicine or life sciences or that otherwise promote healthy living, in each case as determined by the Fund’s sub-adviser. The Health Sciences Fund will invest primarily in common stocks and other equity securities, such as preferred stocks, convertible securities and warrants. Although the Health Sciences Fund may invest in companies of any market capitalization, the Health Sciences Fund does not currently intend to invest more than 15% of its assets in companies with market capitalizations below $100 million. The Health Sciences Fund may invest in U.S. and non-U.S. companies, and currently expects the majority of its non-U.S. investments will normally be in Asia and Western Europe. The Health Sciences Fund may invest up to 15% of its assets in emerging market securities (but no more than 10% in any one emerging market country). The Health Sciences Fund may also invest a portion of its assets in securities issued in initial public offerings (IPOs). The Health Sciences Fund is “non-diversified,” which means that it may invest a significant portion of its assets in a relatively small number of issuers, which may increase risk.

•	AllianzGI Technology Fund (a series of Allianz Funds)

Investment Objective: Seeks long-term capital appreciation

Fund Focus: Equity securities of U.S. and non-U.S. technology-related companies

Approximate Primary Capitalization Range: Greater than $500 million

The Technology Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in common stocks and other equity securities of technology companies and in derivatives and other synthetic instruments that have economic characteristics similar to common stocks and other equity securities of technology companies. The Technology Fund’s use of derivative instruments will often give rise to forms of leverage and could have the effect of either magnifying or limiting the Technology Fund’s gains and losses depending upon the particular derivative strategies used. The Technology Fund normally will allocate its investments among

Appendix B

securities of issuers located in at least three different countries, and may invest up to 50% of its assets in non-U.S. securities, including emerging market securities. The Technology Fund intends to invest primarily in companies with market capitalizations greater than $500 million, with no more than 15% of its assets in technology companies with market capitalizations below $100 million. The Technology Fund is “non-diversified,” which means that it may invest a significant portion of its assets in a relatively small number of issuers, which may increase risk. The Technology Fund may write “naked” options and engage in short sales to the maximum extent permitted under applicable regulation. The Technology Fund may enter into futures and forward contracts. The Technology Fund may enter into credit default, cross-currency, interest rate, total return, variance and other forms of swap agreements in order to manage its exposure to credit, currency and interest rate risk. The Technology Fund may invest a portion of its assets in securities issued in initial public offerings (IPOs).

Each of these Underlying Funds invests primarily in U.S. and foreign equity securities that the Fund’s portfolio manager believes will permit the Fund to benefit from long-term secular trends as they unfold over a multi-year period. The portfolio manager will rebalance the Fund’s investments in these five Underlying Funds periodically and may select additional or different Underlying Funds or other securities for investment (without approval by or notice to shareholders).

For example, the portfolio manager may make material reallocations of assets, or acquire assets other than the initial Underlying Funds, if he determines that a material change is expected to occur in one or more of the secular growth trends underpinning the initial portfolio composition, or if he otherwise determines that such a change is appropriate. Moreover, the portfolio manager may invest in one or more additional Underlying Funds that he determines is likely to benefit from a major, long-term secular trend in the coming years. The portfolio manager may also implement a material change to portfolio composition in response to certain changes at one or more of the Underlying Funds, such as the departure of key personnel. The portfolio manager will meet periodically with the portfolio management teams of each Underlying Fund to discuss asset allocation and management of the Fund. In response to price changes and/or performance divergence among the Underlying Funds, the portfolio manager may, from time to time, reallocate the Fund’s investments or use Fund inflows or outflows to bring the Fund’s asset allocation in-line with the targeted allocation.

~~Under normal circumstances, at least 40% of the Fund’s assets will be invested in non-U.S. securities through the Fund’s investment in the Underlying Funds or its ownership of other securities. However, if the percentage of non-U.S. issuers included in the MSCI All~~

Appendix B

~~Country World Index (Net) falls below 45%, the Fund’s minimum exposure to non-U.S. securities will be reduced to be five percentage points below that index’s percentage allocation to non-U.S. issuers.~~ The Fund normally seeks to maintain significant economic exposure to a number of countries outside the U.S., and will invest directly or indirectly through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States). Although not expected to be a significant part of the Fund’s strategy, Fund may invest a portion of its assets directly or indirectly in securities and instruments other than Underlying Funds, including ETFs, mutual funds and pooled vehicles other than the Underlying Funds, subject to any limitations imposed by the Investment Company Act of 1940 and the rules thereunder (the “1940 Act”) or by other applicable law. Such investments may be used as a complement or adjustment to the Fund’s exposure to Underlying Funds, and therefore may from time to time be focused in a limited number of asset classes or investment types.

~~The~~Although the Fund does not intend to invest significantly in derivative instruments~~; however, the~~, it may do so at any time. Moreover, Underlying Funds may hold derivatives. Please see the “Underlying Funds” section of the Prospectus for further information on the Underlying Funds ~~in~~ which the Fund ~~will invest at inception~~currently intends to include in its portfolio.

Principal Risks	Among the principal risks of investing in the Fund, which could adversely affect its net asset value, yield and total return, are (in alphabetical order after the first six risks):

• Allocation Risk • Underlying Fund and Other Acquired Fund Risks • Market Risk • Issuer Risk • Equity Securities Risk • ~~Commodity~~Credit and Counterparty Risk	~~• Convertible Securities Risk • Credit and Counterparty Risk~~  • Currency Risk • Derivatives Risk • Emerging Markets Risk • Focused Investment Risk • IPO Risk • Leveraging Risk • Liquidity Risk	~~• Leveraging Risk • Liquidity Risk~~ • Management Risk • Non-U.S. Investment Risk ~~• Smaller Company~~Short Selling Risk • Smaller Company Risk • Turnover Risk • Water-Related Risk

Please see “Summary of Principal Risks” following this section for a description of these and other risks of investing in the Fund.